Exhibit 1.2

CDC Software Expands its VAR Network in China

[HONG KONG January 23, 2003] CDC Software, the software unit of chinadotcom corporation [NASDAQ: CHINA; Website: www.corp.china.com], a leading integrated enterprise solutions company in Asia, today announced it is expanding its Value Added Reseller (“VAR”) network in China by appointing Odin Professional Services Co., Ltd. (“OPS”), a leading software solutions and business consulting provider in Hong Kong and China to the process manufacturing industry, as a VAR for Platinum for Windows and BatchMasterPFW by Best Software, Inc.

Under the VAR agreement, OPS will recommend and sell Platinum for Windows and BatchMasterPFW to its clients in Hong Kong and China and provide a full range of business consulting service.

Steve Collins, Managing Director of CDC Software, said, “A clear trend has been established where international brand name companies are moving their manufacturing capabilities to China since the opening up of the country in late 1970s. In many industries, China has now become the center of the global manufacturing industry.”

“We are pleased to see our VAR network continues to expand in China, particularly as directed towards the growing manufacturing industry. Platinum for Windows and BatchMasterPFW are designed to cater for the needs of the process manufacturing industry as these software products can improve efficiency and streamline processes within even the most complex manufacturing environments. The expansion of our VAR network compliments our existing direct sales force, and we believe it should help increase sales volumes and extend the penetration of Platinum for Windows and BatchMasterPFW software solutions in the China market,” Steve Collins continued.

“Platinum for Windows and BatchMasterPFW are specially designed to meet the unique requirements of process manufacturing,” said Ken Tsui, Sales Director of Odin Professional Services Co., Ltd. “Most of our clients are from the chemical and food and beverages industries which have complicated processes requiring sophisticated solutions that we feel can be cost effectively deployed to provide a rapid return on investment. The solutions provided by CDC Software can certainly meet their needs.”

CDC Software’s subsidiary has been an exclusive Master Distributor of Best Software, Inc. including Platinum for Windows and BatchMasterPFW in the Greater China region for five years and was selected as the Best Software International Business Partner for 2002.

# # #

About CDC Software

CDC Software is the software unit of chinadotcom corporation (NASDAQ: CHINA), a leading integrated enterprise solutions company in Asia. CDC Software integrates a series of chinadotcom’s self-developed products developed in the two software development centers in China, which include PowerBooks, PowerHRP (Human Resources and Payroll), PowerATS (Attendance Tracking System), Power-eHR, PowerPay+, PowerCRM and Power eDM (a double-byte e-mail marketing technology). In addition, the company also broadens its serving offerings in software arenas by establishing strategic partnerships with leading international software vendors to localize and resell their software products in the Greater China region.

chinadotcom’s software arm currently has 1,000 installations and 400 customers in Greater China. Selected multinational and domestic customers include ACNeilsen, Carrefour, Inventec Micro Electronics Shanghai, Legend Computer, Microsoft (China) Co., Ltd., Polymatch (Shanghai) Co., Ltd., Shenzhen Airlines, Swire Beverages and Shangri La Hotels and Resorts.

For more information about chinadotcom corporation and CDC Software, please visit the website http://www.corp.china.com.

Safe Harbor Statement

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on chinadotcom management’s current expectations and are subject to risks and uncertainties and changes in circumstances. All forward-looking statements included in this press release are based upon information available to chinadotcom as of the date of the press release, and it assumes no obligation to update or alter its forward- looking statements whether as a result of new information, future events or otherwise. Further information on risks or other factors that could affect chinadotcom’s results of operations is detailed in its filings with the United States Securities and Exchange Commission, including the Annual Report for the year ended December 31, 2001 on Form 20-F filed on 11 June, 2002.

For further information, please contact:

Media Relations

Jane Cheng, Public Relations Manager

Tel:	(852) 2961 2750
Fax:	(852) 2571 0410
e-mail:	jane.cheng@hk.china.com

Investor Relations

Craig Celek, Vice President, Investor Relations

Tel:	1-212-661-2160
Fax:	1-973-591-9976
e-mail:	craig.celek@hk.china.com